UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            Nu-West Industries, Inc.
                                (Name of Issuer)

                   Common Stock (par value $0.01 per share)
                         (Title of Class of Securities)

                                  67019H1000C2
                                 (CUSIP Number)

                    Robin B. Shanus, Deputy General Counsel
                          Weiss, Peck & Greer, L.L.C.
                               One New York Plaza
                               New York, NY 10004
                                 (212) 908-9539
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 9, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 67019H10002                                        Page 2 of 27 Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Weiss, Peck & Greer, L.L.C.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                      (b)  |X|

   3      SEC USE ONLY

   4     SOURCE OF FUNDS*

         N/A

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware


    NUMBER OF        7     SOLE VOTING POWER

     SHARES                -0-

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               3,368,568
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
     PERSON
                    10     SHARED DISPOSITIVE POWER
      WITH
                          3,368,568

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,368,568

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         45.2%

  14     TYPE OF REPORTING PERSON*

         BD, IA, OO

                                  SCHEDULE 13D


CUSIP No. 67019H10002                                        Page 3 of 27 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Wesley W. Lang, Jr.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                      (b)  |X|
   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         PF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.


    NUMBER OF        7     SOLE VOTING POWER

     SHARES                1,166

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               4,396,282
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           1,166
     PERSON
                    10     SHARED DISPOSITIVE POWER
      WITH
                           4,396,282

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,397,448

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         59.0%

  14     TYPE OF REPORTING PERSON*

         IN

                                  SCHEDULE 13D


CUSIP No. 67019H10002                                        Page 4 of 27 Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Peter Pfister

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                      (b)  |X|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         PF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.


    NUMBER OF        7     SOLE VOTING POWER

     SHARES                389

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               4,396,282
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           389
     PERSON
                    10     SHARED DISPOSITIVE POWER
      WITH
                           4,396,282

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,396,671

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         59.0%

14       TYPE OF REPORTING PERSON*

         IN

                                  SCHEDULE 13D


CUSIP No. 67019H10002                                        Page 5 of 27 Pages



   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         WPG Corporate Development Associates II, L.P. Liquidating Trust, U/T/A dated December 31, 1993

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                      (b)  |X|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware


    NUMBER OF    7         SOLE VOTING POWER

     SHARES                -0-

  BENEFICIALLY    8        SHARED VOTING POWER

    OWNED BY               2,488,005
      EACH
                  9        SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
     PERSON
                  10       SHARED DISPOSITIVE POWER
      WITH
                           2,488,005

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,488,005

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                      |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.4%

  14     TYPE OF REPORTING PERSON*

         OO

                                  SCHEDULE 13D


CUSIP No. 67019H10002                                        Page 6 of 27 Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Weiss , Peck & Greer Venture Associates, L.P. Liquidating Trust, U/T/A dated December 30, 1994

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                      (b)  |X|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware


    NUMBER OF        7     SOLE VOTING POWER

     SHARES                -0-

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               880,563
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
     PERSON
                    10     SHARED DISPOSITIVE POWER
      WITH
                           880,563

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         880,563

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.8%

14       TYPE OF REPORTING PERSON*

         OO

                                  SCHEDULE 13D


CUSIP No. 67019H10002                                        Page 7 of 27 Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         WPG Corporate Development Associates III, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|

                                                                  (b)  |X|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware


    NUMBER OF        7     SOLE VOTING POWER

     SHARES                -0-

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               1,027,714
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
     PERSON
                    10     SHARED DISPOSITIVE POWER
      WITH
                           1,027,714

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,027,714

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.8%

  14     TYPE OF REPORTING PERSON*

         PN

                                  SCHEDULE 13D


CUSIP No. 67019H10002                                        Page 8 of 27 Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         WPG CDA III, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                      (b)  |X|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         N/A

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware


    NUMBER OF        7     SOLE VOTING POWER

     SHARES                -0-

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               1,027,714
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
     PERSON
                    10     SHARED DISPOSITIVE POWER
      WITH
                           1,027,714

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,027,714

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.8%

  14     TYPE OF REPORTING PERSON*

         PN

                                  SCHEDULE 13D


CUSIP No. 67019H10002                                       Page 9 of 27 Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         WPG Corporate Development Associates III (Overseas), Ltd.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                      (b)  |X|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands


    NUMBER OF        7     SOLE VOTING POWER

     SHARES                -0-

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               217,999
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
     PERSON
                    10     SHARED DISPOSITIVE POWER
      WITH
                           217,999

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         217,999

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.9%

  14     TYPE OF REPORTING PERSON*

         CO

                  Pursuant to Rules 13d-1(f)(1)-(2) and 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Amendment No. 4 to the original Schedule 13D dated September 30, 1989 filed by Weiss, Peck & Greer on behalf of the reporting persons identified thereon. This Amendment No. 4 is filed on behalf of Weiss, Peck & Greer, L.L.C., a Delaware limited liability company ("WPG"), Wesley W. Lang, Jr. ("Lang"), Peter Pfister ("Pfister"), WPG Corporate Development Associates II, L.P. Liquidating Trust, U/T/A dated December 31, 1993 ("CDAII Liquidating Trust"), Weiss, Peck & Greer Venture Associates, L.P. Liquidating Trust, U/T/A dated December 30, 1994 ("WPGVA Liquidating Trust"), WPG Corporate Development Associates III, L.P., a Delaware limited partnership ("CDAIII"), WPG CDA III, L.P., a Delaware limited partnership ("WPG-CDA III"), and WPG Corporate Development Associates III
(Overseas), Ltd., a Cayman Islands corporation ("CDAIII Overseas"). The foregoing persons are sometimes hereinafter referred to as the "Reporting Persons."

                  Unless otherwise indicated herein, all capitalized terms used in this Amendment No. 4 which are defined in the original Schedule 13D Statement dated September 30, 1989, as heretofore amended, shall have the same meaning herein as therein.

                  Unless otherwise specified in the following items, there are no material changes from the information reported in such statement dated September 30, 1989, as amended by Amendment No. 1 thereto, dated January 9, 1990, Amendment No. 2 thereto, dated November 2, 1990, and Amendment No. 3 thereto, dated November 27, 1995.

Item 1.    Security and Issuer.

                  This Statement relates to the voting common stock, par value $0.01 per share (the "Common Stock"), of Nu-West Industries, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8400 East Prentice Avenue, Englewood, Colorado 80111.

Item 2.  Identity and Background.

                  (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended

(the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of the Reporting Persons. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be a claim or an admission by the Reporting Persons that a group exists. Mr. Lang and Mr. Pfister are members of the Issuer's board of directors.

                  WPG

                  (b)-(c) WPG is a Delaware limited liability company. WPG's principal businesses are those of investment management, brokerage and investment banking. The principal business address of WPG (which also serves as its principal office) is One New York Plaza, New York, New York 10004. Pursuant to Instruction C to Schedule 13D of the Act, the following information regarding the name, business or residence address and the present principal occupation of each managing member is set forth below:

Managing Members              Address                           Occupation

Stephen H. Weiss         One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Philip Greer             One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Melville Straus          One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Roger J. Weiss           One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Nelson Schaenen, Jr.     One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Samuel Armacost          One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Annette Bianchi          One New York Plaza                Managing Member, WPG
                         New York, NY  10004

John Callaghan           One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Gill Cogan               One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Candice Eggers           One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Ellen Feeney             One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Janet A. Fiorenza        One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Margery Z. Flicker       One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Tony Giammalva           One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Ronald M. Hoffner        One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Steven Hutchinson        One New York Plaza                Managing Member, WPG
                         New York, NY  10004

James W. Kiley           20 North Wacker Drive             Managing Member, WPG
                         Chicago, IL  60606

A. Roy Knutsen           One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Alan D. Kohn             One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Wesley W. Lang, Jr.      One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Gary R. Lisk             One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Marvin B. Markowitz      One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Howard Mattsson          One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Kathleen A. McCarragher  One New York Plaza                Managing Member, WPG
                         New York, NY  10004

John Murabito            One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Jay C. Nadel             One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Joseph N. Pappo          One New York Plaza                Managing Member, WPG
                         New York, NY  10004

McGehee L. Porter        One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Bradford R. Peck         One New York Plaza                Managing Member, WPG
(beneficially owns       New York, NY  10004
389 shares of
Common Stock)

Peter Pfister            One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Steven Pomerantz         One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Stuart W. Porter         20 North Wacker Drive             Managing Member, WPG
                         Chicago, IL  60606

Francis H. Powers        One New York Plaza                Managing Member, WPG
                         New York, NY  10004

R. Scott Richter         One New York Plaza                Managing Member, WPG
                         New York, NY  10004

James Schainuck          One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Gary E. Scheier          One New York Plaza                Managing Member, WPG
                         New York, NY  10004

David J. Schilder        20 North Wacker Drive             Managing Member, WPG
                         Chicago, IL  60606

Arthur L. Schwarz        7 West 51st Street                Managing Member, WPG
                         New York, NY  10019

Daniel S. Vandivort      One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Robert Weiss             One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Ellen P. Welsh           One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Hugh Zurkuhlen           One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Steven Lear              One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Kenneth Tarr             One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Paul Morris              One New York Plaza                Managing Member, WPG
                         New York, NY  10004

                  CDAII Liquidating Trust

                  (b)-(c) CDAII Liquidating Trust is a trust formed to liquidate the assets of WPG Corporate Development Associates II, L.P. ("CDAII"). The principal business of CDAII was that of a private investment partnership. CDAII Liquidating Trust's principal business address (which also serves as its principal office) is One New York Plaza, New York, New York 10004. WPG is the sole trustee of the trust.

                  WPGVA Liquidating Trust

                  (b)-(c) WPGVA Liquidating Trust is a trust formed to liquidate the assets of Weiss, Peck & Greer Venture Associates, L.P. ("WPGVA"). The principal business of WPGVA was that of a private investment partnership. WPGVA Liquidating Trust's principal business address (which also serves as its principal office) is One New York Plaza, New York, New York 10004. WPG is the sole trustee of the trust.

                  CDAIII

                  CDAIII is a Delaware limited partnership. The principal business of CDAIII is that of a private investment partnership. CDAIII's principal business address (which also serves as its principal office) is One New York Plaza, New York, New York 10004. The sole general partner of CDAIII is WPG-CDA III.

                  WPG-CDA III

                  WPG-CDA III is a Delaware limited partnership. The principal business of WPG-CDA III is serving as the sole general partner of CDAIII. WPG-CDA III's principal business address (which also serves as its principal office) is One New York Plaza, New York, New York 10004. Mr. Lang is a managing general partner of WPG-CDA III. WPG is a Class A limited partner of WPG-CDAIII. Pursuant to Instruction C to Schedule 13D of the Act, the following information regarding the general partners of WPG-CDA III and their respective business addresses and present principal occupations is set forth below:

General Partners              Address                           Occupation

Philip Greer              One New York Plaza                Managing Member, WPG
                          New York, NY  10004

Wesley W. Lang            One New York Plaza                Managing Member, WPG
                          New York, NY  10004

Stephen Hutchinson        One New York Plaza                Managing Member, WPG
                          New York, NY  10004

Peter B. Pfister          One New York Plaza                Managing Member,WPG
                          New York, NY  10004

Craig Whiting             One New York Plaza                General Partner,
                          New York, NY  10004               WPG-CDAIII



                  CDAIII Overseas

                  (b)-(c) CDAIII Overseas is a Cayman Islands corporation. The principal business of CDAIII Overseas is that of a private investment company. CDAIII Overseas' principal business address (which also serves as its principal office) is c/o W.S. Walker & Company, Caledonian House, Grand Cayman, Cayman Islands, British West Indies. Pursuant to Instruction C to Schedule 13D of the Act, the following information regarding the names, business or residence address and the present principal occupation of each director and officer is set forth below:

Directors                    Address                           Occupation

Philip Greer             One New York Plaza                Managing Member, WPG
                         New York, NY  10004

Robert Rayne             33 Robert Adam Street             Executive Director
                         London W1M 5AH                    of LMS Services
                         United Kingdom                    Limited PLC

Michael Carney           BankAmerica Trust & Banking       Vice President and
                         Corporation (Cayman) Limited,     Manager of Trust
                         P.O. Box 1092, George Town        and Private Banking
                         Grand Cayman, Cayman Islands      of BankAmerica Cayman
                         British West Indies


Robin Jarvis             BankAmerica Trust & Banking       Manager of Mutual
                         Corporation (Cayman) Limited,     Funds, BankAmerica
                         P.O. Box 1092, George Town        Cayman
                         Grand Cayman, Cayman Islands
                         British West Indies

Brent Thomas             BankAmerica Trust & Banking       Trust Officer of
                         Corporation (Cayman) Limited,     Mutual Funds,
                         P.O. Box 1092, George Town        BankAmerica, Cayman
                         Grand Cayman, Cayman Islands
                         British West Indies

   Officers                   Address                            Office

BankAmerica              Anchorage Centre Harbour               Secretary
Trust & Banking          George Town, Grand
Corporation              Cayman, Cayman
(Cayman) Limited         Islands
                         British West Indies

                  Mr. Lang

                  (b)-(c) Mr. Lang's business address is One New York Plaza, New York, New York 10004, and his present principal occupation or employment at such address is as a principal in WPG.

                  Mr. Pfister

                  (b)-(c) Mr. Pfister's business address is One New York Plaza, New York, New York 10004, and his present principal occupation or employment at such address is as a principal in WPG.

                  The following persons identified in the original Schedule 13D to which this Amendment No. 4 relates (or in previous amendments thereto) are no longer part of the joint filing group: Philip Greer, E. Theodore Stolberg, Weiss, Peck & Greer CDA, L.P., WPG CDA III (Overseas), L.P., WPG Corporate Development Associates II, L.P., and Weiss, Peck & Greer Venture Associates, L.P.

                  (d) To the knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) To the knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding

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was or is  subject  to a  judgment,  decree  or  final  order  enjoining  future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Lang and Mr. Pfister are citizens of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

                  Except for shares personally held by Messrs. Lang and Pfister, the Common Stock held by the Reporting Persons was acquired with working capital of CDAII, WPGVA, CDAIII, and CDAIII Overseas, or upon exercise of warrants granted in connection with financings of the Issuer. As a result of a recapitalization plan consummated in October 1993 and the exercise of warrants by the Reporting Persons in connection with such plan, the Reporting Persons' percentage ownership interest, as a group, increased to approximately 61.9% as of the dated of this Amendment No. 4 to Schedule 13D.

Item 4.  Purpose of Transaction.

                  On August 9, 1995, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") among the Issuer, Agrium, Inc. ("Purchaser"), a Canadian corporation, and Agrium Acquisition Corporation ("Acquisition"), a wholly-owned subsidiary of the Purchaser, pursuant to which the Issuer agreed to the merger of Acquisition with and into the Issuer. The Merger Agreement contemplates that Acquisition will commence a tender offer (the "Tender Offer"), subject to certain conditions, for all outstanding shares of the Company.

                  Section 9.1 of the Merger Agreement provides that the Merger Agreement is subject to termination on or prior to the filing of a certificate of merger (the "Effective Date"), whether before or after approval by the stockholders:

                  (a) by mutual consent of Purchaser and the Board of Directors of the Issuer;
                  (b) by Purchaser or the Issuer if the Merger shall not have been consummated on or before December 15, 1995, which date may be extended by mutual agreement of the Boards of Directors of the Issuer and Purchaser;

                  (c) by the Issuer, if, prior to the Effective Date, the Issuer, its Board of Directors or its stockholders shall receive a bona fide written proposal or offer from a third party (each an "Acquisition Proposal") relating to:

                       (i) the acquisition or purchase of all or substantially all of the assets of, or more than a 50% equity interest (including any shares theretofore acquired) in the Issuer;

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


                       (ii)  a  merger,   consolidation   or  similar   business
combination with the Issuer;

                       (iii)  a  tender  or   exchange   offer  for  the  Issuer
conditioned on ownership of more than 50% of the outstanding shares following such tender or exchange offer;

and the Board of Directors of the Issuer determines that it has a duty in the proper discharge of its fiduciary responsibilities under applicable law to consider such other proposal or offer, and then such Board of Directors either
(A) accepts such proposal or offer, (B) recommends to the stockholders acceptance of such proposal or offer, or (C) in the case of a tender or exchange offer, takes no position with respect thereto and all conditions (other than terminating the Merger Agreement) of such tender or exchange offer have been satisfied;

                  (d) by Purchaser upon a breach of any material representation, warranty, covenant or agreement on the part of the Issuer set forth in this Agreement or if any representation or warranty of the Issuer shall have become untrue and such breach or untruth shall have caused a material adverse effect; or

                  (e) by the Issuer upon a breach of any material representation, warranty, covenant or agreement on the part of the Purchaser set forth in this Agreement or if any representation or warranty of the Purchaser shall have become untrue and such breach or untruth shall have caused a material adverse effect.

                  On August 9, 1995, each of the Reporting Persons identified below granted an irrevocable proxy to designated employees of the Purchaser relating to shares of Common Stock. The irrevocable proxies, covering an aggregate of 4,614,281 shares of Common Stock, entitle the named attorneys-in-fact (i) to call a special meeting of stockholders of the Issuer to consider the Merger, and (ii) to vote (or, at their discretion, execute a written consent with respect to) with or without the other, all the shares covered by the proxy (A) in favor of the Merger and adoption of the Merger
Agreement, and (B) against any business combination proposal or other matter that may interfere or be inconsistent with the Merger or the Merger Agreement (including, without limitation, an Acquisition Proposal, as defined in the Merger

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Agreement),  at any  meeting of  stockholders  of the Issuer (or consent in lieu thereof) and any adjournment or adjournments thereof.

                  Each Reporting Person granting a proxy also agreed to tender the shares covered by the proxy in the Tender Offer.

                  Each proxy (including the obligation to tender shares in the Tender Offer) terminates automatically on the earliest to occur of (i) the Effective Time, (ii) termination of the Merger Agreement pursuant to Section 9.1 thereof, or (ii) amendment of the Merger Agreement with respect to the price per share to be received upon the merger or tender.

                  The Reporting Persons granting proxies and the number of shares of Common Stock covered by such proxy are as follows:

                     Reporting Person                   Number of Shares

                   WPGVA Liquidating Trust                   880,563
                   CDAIII                                  1,027,714
                   CDAII Liquidating Trust                 2,488,005
                   CDAIII Overseas                           217,999

                  The Merger Agreement is annexed to this Amendment No. 4 as Exhibit A; the proxies are annexed as Exhibit B.

                  The identified Reporting Persons granted proxies with respect to the shares owned by them to induce the Purchaser to enter into the Merger Agreement. If the Merger Agreement is consummated, the Issuer will cease to be a public company. Consequently, its securities will cease to be quoted and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.


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


Item 5.  Interest in Securities of Issuer.

                  The following information is provided in response to Item 5 of
Schedule 13D and is based on a total of 7,453,174 shares of voting Common Stock represented by the Issuer in the Merger Agreement to be outstanding. An additional 633,106 shares of non-voting common stock are outstanding based upon representations of the Issuer in the Merger Agreement.

         (a)      CDAII Liquidating Trust

                  CDAII Liquidating Trust beneficially owns 2,488,005 shares of Common Stock, constituting approximately 33.4% of the Common Stock outstanding.

                  WPGVA Liquidating Trust

                  WPGVA Liquidating Trust beneficially owns 880,563 shares of Common Stock, constituting approximately 11.8% of the Common Stock outstanding.

                  CDAIII

                  CDAIII beneficially owns 1,027,714 shares of Common Stock, constituting approximately 13.8% of the Common Stock outstanding.

                  WPG-CDA III

                  WPG-CDA III as the sole general partner of CDAIII may be deemed, pursuant to Rule 13d-3, to own beneficially 1,027,714 shares of Common Stock, constituting approximately 13.8% of the Common Stock outstanding. WPG-CDA III disclaims beneficial ownership of all such Common Stock, except to the extent of WPG-CDA III's beneficial interest, as a partner of CDAIII, in the Common Stock held by CDAIII.

                  CDAIII Overseas

                  CDAIII Overseas beneficially owns 217,999 shares of Common Stock, constituting approximately 2.9% of Common Stock outstanding.



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

                  Mr. Lang

                  Mr. Lang owns of record 1,166 shares of Common Stock and has sole voting and dispositive power with respect to such shares. By reason of his status as a principal of WPG and as a managing partner of WPG-CDAIII, Mr. Lang may be deemed to be the beneficial owner, within the meaning of Rule 13d-3, of the 4,396,282 shares of Common Stock held by CDAII Liquidating Trust, WPGVA Liquidating Trust, and CDAIII, constituting approximately 59.0% of the Common Stock in the aggregate. Mr. Lang disclaims beneficial ownership of such Common Stock, except to the extent of Mr. Lang's indirect beneficial interest in such entities.

                  Mr. Pfister

                  Mr. Pfister owns of record 389 shares of Common Stock and has sole voting and dispositive power with respect to such shares. By reason of his status as a principal of WPG and as a general partner of WPG-CDAIII, Mr. Pfister may be deemed to be the beneficial owner, within the meaning of Rule 13d-3, of the 4,396,282 shares of Common Stock held by CDAII Liquidating Trust, WPGVA Liquidating Trust, and CDAIII, constituting approximately 59.0% of the Stock in


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

the aggregate. Mr. Pfister disclaims beneficial ownership of such Common Stock, except to the extent of Mr. Pfister's indirect beneficial interest in such entities.

                  WPG

                  WPG is the sole trustee of CDAII Liquidating Trust and WPGVA Liquidating Trust. As a result, WPG may also be deemed, pursuant to Rule 13d-3, to beneficially own 3,368,568 shares of Common Stock, constituting approximately 45.2% of the Common Stock outstanding. However, WPG disclaims beneficial ownership of the 3,368,568 shares of Common Stock held by CDAII Liquidating Trust, WPGVA Liquidating Trust, CDAIII and CDAIII Overseas.

         (b)      No Material Change

         (c) Except as set forth in Item 3 above, during the past sixty (60) days, there have been no transactions in the Common Stock by any of the Reporting Persons, nor, to the knowledge of the Reporting Persons by any other person named in Item 2.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  See Items 4 and 7.

Item 7.  Material to be filed as Exhibits.

                  Exhibit A         Agreement  and Plan of Merger  dated as of
                                    August 9, 1995 among the Issuer, Purchaser and Acquisition.

                  Exhibit B         Proxies dated August 9, 1995 executed
                                    by the following  Reporting  Persons:  WPGVA
                                    Liquidating Trust, CDAIII, CDAII Liquidating
                                    Trust, and CDAIII Overseas.

                  Exhibit C         Agreement pursuant to Rule 13d-1(f)(1)(iii).


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                  Exhibit D         Power of Attorney appointing Robin B.
                                    Shanus  and/or  Peter B.  Pfister  to act on
                                    behalf of Wesley W. Lang,  Jr.  individually
                                    and on  behalf  of WPCDA  III,  L.P.  and on
                                    behalf   of   WPG   Corporate    Development
                                    Associates III, L.P.


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                                   SIGNATURES



                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                                        Dated:  August 14, 1995



*
Wesley W. Lang, Jr.



s/Peter Pfister
Peter Pfister


WPG CORPORATE DEVELOPMENT ASSOCIATES II, L.P. LIQUIDATING TRUST

By:      WEISS, PECK & GREER, L.L.C.
         its sole trustee


         By:s/Philip Greer
            Philip Greer



WEISS, PECK & GREER VENTURE ASSOCIATES, L.P. LIQUIDATING TRUST

By:      WEISS, PECK & GREER, L.L.C.
         its sole trustee


         By:s/Philip Greer
            Philip Greer


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WPG CORPORATE DEVELOPMENT ASSOCIATES III, L.P.

By:      WPG CDA III, L.P.
         its sole general partner


         By:*
              Wesley W. Lang, Jr.



WPG CDA III, L.P.


         By:*
              Wesley W. Lang, Jr.



WPG CORPORATE DEVELOPMENT ASSOCIATES III (OVERSEAS), LTD.


By:s/Robin Jarvis
   Robin Jarvis





WEISS, PECK & GREER, L.L.C.


By:s/Philip Greer
   Philip Greer


*By:s/Robin Shanus
    Robin B. Shanus
    Attorney-in-Fact

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